UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 25, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: December 29, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 25, 2008

Exhibit 1

Elbit Systems and IAI Awarded $141 Million Contract to Supply Combined Airborne Imagery Intelligence Systems to the Turkish Air Force

Aselsan will be the project's prime contractor

Elbit Systems' share will be $87 million and IAI's will be $54 million

Haifa, Israel, December 25 2008 – Elbit Systems Ltd. (NASDAQ:ESLT) and Israel Aerospace Industries Ltd (IAI) announced today that their respective subsidiaries, Elbit Systems Electro-Optics Elop Ltd. (Elbit Systems Electro-Optics) and ELTA Systems Ltd. (ELTA) have been awarded a $141 million contract ($87 million awarded to Elbit Systems Electro-Optics and $54 million awarded to ELTA) to supply the Turkish Air Force with combined airborne IMINT (Imagery Intelligence) systems. The contract will become effective upon Elbit Systems Electro-Optics and ELTA completing the process for providing performance bonds for the project, which is anticipated to occur in the comings weeks.

Deliveries under the contract will be made over a four-year period.

Haim Rousso, General Manager of Elbit Systems Electro - Optics said: "We are very proud that the Turkish Air Force, one of the most advanced and modern in the world, has chosen our reconnaissance system. The system is based on a well-developed and proven solution, which has already been chosen by several leading Air Forces and has recorded thousands of successful operational flight hours in severely demanding conditions." Rousso added: "This contract establishes Elbit Systems Electro-Optics' advanced position as one of the world's leading companies in the field of aerial reconnaissance. The system selected by the Turkish Air Force is a world leading solution, and we are very pleased to partner with ELTA in providing this solution".

Nissim Hadas, IAI Corporate VP & President of ELTA Systems said: "ELTA has developed, over the years, numerous IMINT Systems, ranging from fighter aircraft pods through various UAV payloads to business jet installed SAR systems. Some of those SAR systems are already fully operational in some countries. Together with its radar and system design and integration capabilities, ELTA has also developed an extensive exploitation capability for comprehensive ISR (Intelligence, Surveillance and Reconnaissance) applications. This IMINT systems contract adds an important support to ELTA’S position as a world leader in Intelligence Systems, in general, and in integrated IMINT systems, in particular." Hadas added: "We are proud to work together with Elop on this program".

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

About IAI /ELTA

Israel Aerospace Industries Ltd. is a recognized leader in the aerospace and defense industry and Israel’s largest industrial exporter. ELTA Systems Ltd., a group and wholly owned subsidiary of IAI, is one of Israel's leading defense electronics companies and a leader in Intelligence Surveillance, Target Acquisition and Reconnaissance (ISTAR), Early Warning and Control, Home-Land Security (HLS), Self-Protection and Self-Defense and Fire Control application.

Contacts:

Elbit Systems Contacts:

Joseph Gaspar, Executive VP & CFO

Dalia Rosen, Head of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail:  j.gaspr@elbitsystems.com

dalia.rosen@elbitsystems.com

Elbit Systems IR Contacts: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail:info@gkir.com	IAI Contacts: Doron Suslik Deputy Corporate Vice President for Communications Tel: 972 (3) 935-8509 Fax: 972 (3) 935-8512 Email: hpaz@iai.co.il

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.